AXCAN INTERMEDIATE HOLDINGS INC.

22 Inverness Center Parkway

Suite 310

Birmingham, AL 35242

(205) 991-8085

November 12, 2008

[VIA FACSIMILE AND EDGAR]

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pam Howell
Cathey Baker

Re:	Axcan Intermediate Holdings Inc.
Registration Statement on Form S-4
File No. 333-153896
Filed on October 7, 2008, as amended November 7 and 12, 2008

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Axcan Intermediate Holdings Inc. (the “Company”) hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective at 12 p.m. Washington, D.C. time on November 14, 2008 or as soon as practicable thereafter.

The Company acknowledges its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the offering of the securities specified in the Registration Statement. In addition, in connection with the Company’s request for acceleration, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Patrick O’Brien at Ropes & Gray LLP at 617-951-7527 as soon as the Registration Statement has been declared effective.

Very truly yours, Axcan Intermediate Holdings Inc.

By:	/S/ RICHARD TARTE
Name: Title:	Richard Tarte Vice President, Corporate Development and General Counsel